LEINER HEALTH PRODUCTS GROUP INC.
                    901 East 233rd Street
               Carson, California  90745-6204



VIA EDGAR
---------                                    May 12, 1997

Ms. Shelly E. Parratt
Assistant Director
Health Care/Insurance
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Leiner Health Products Group Inc.
               Registration Statement on Form S-1
               Commission File No. 33-78636
               ----------------------------------


Dear Ms. Parratt:

          Pursuant to 17 C.F.R. Section 230.477, Leiner Health Products Group Inc. (the "Company") hereby makes application to withdraw the captioned registration statement. The Company has been advised that current market conditions preclude an offering of the Company's common stock on terms acceptable to the Company. We advise the Commission that no securities were sold under the captioned registration statement.

                              Very truly yours,

                              LEINER HEALTH PRODUCTS INC.

                              By:  /s/William B. Towne
                                   ----------------------
                                   William B. Towne
                                   Chief Financial Officer

cc:  Philip M. Owen (NYSE)